FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	October 9, 2008

Forbes Medi-Tech Showcases Frozen Fudge Bar Containing Its Cholesterol-Lowering Reducol™ Ingredient at the 2008 National Frozen & Refrigerated Foods Convention

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that an innovative frozen food novelty product containing the Company’s proprietary cholesterol-lowering ingredient, Reducol™, will be showcased by Mister Cookie Face Inc. at the “Taste of Excellence” retailer reception as part of the 2008 National Frozen & Refrigerated Foods Convention in San Diego, California from October 11-14, 2008.

At only 100 calories, the frozen fudge bar will contain 1.8 grams of the cholesterol-lowering Reducol™ ingredient, representing one full daily dose of plant sterols. The samples of the frozen novelty are being produced by Mister Cookie Face Inc., a privately-owned company based in Lakewood, New Jersey, which specializes in the manufacture of premium ice cream novelties. The “Taste of Excellence” reception at the National Frozen & Refrigerated Foods Convention will introduce the innovative frozen novelty to approximately 1,200 of the industry’s top decision-makers in both branded and private-label products.

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, which have been clinically proven to significantly lower Low Density Lipoprotein (LDL) or “bad” cholesterol. The ingredient does not change the sensory properties of foods, and can be formulated alone, or in combination with other active ingredients, for use in functional foods and dietary supplements.

Reducol™ has been incorporated into a variety of foods – including yoghurts, yoghurt drinks, processed cheese, breads, milk drinks, spreads, and frozen novelties – offering consumers a variety of dietary choices to help lower their LDL cholesterol levels. Additional information on Reducol™ may be found at: www.reducol.com

For more information about the 2008 National Frozen & Refrigerated Foods Convention, please visit: http://www.nfraweb.org/

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the introduction of a frozen fudge bar containing Reducol™, and Forbes’ business. Forward-looking statements can be identified by forward-looking terminology such as “will”, “can be”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the showcasing of the frozen fudge bar at the retailer reception is subject to change or cancellation without notice; uncertainty whether the new frozen fudge bar will be ordered by any of the top decision makers at the Convention or will otherwise obtain market acceptance; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few, and its need for additional, customers;  competition; intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; and changes in the Company’s business strategy or plans. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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